SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: March 30, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of a press release issued by Biora AB on March 30, 2000 relating to the approval in Europe and Canada of a new formulation of Biora's principal product, Emdogain(R).


BIORA'S NEW FORMULATION OF ITS PRINCIPAL PRODUCT, EMDOGAIN,(R)APPROVED IN EUROPE AND CANADA

Biora's new formulation of its principal product Emdogain, named
Emdogain(R)Gel, has been approved for sale in Europe by BSI, British Standards Institution, and in Canada by Health Canada (Sante Canada).

- "According to our estimates this simplified way of using Emdogain will stimulate sales in these markets", says Biora's CEO Tomas Hammargren.

Currently Emdogain is delivered as two components, a freeze-dried protein and a vehicle solution, which the dentist is required to mix in order to form a gel that can be drawn into a syringe and applied clinically.

To simplify handling and use, Biora will launch a completely new formulation of Emdogain. With the new formulation and packaging, Emdogain(R)Gel will be delivered as a stabilized premixed gel in a prefilled syringe. Each syringe is for single use only and will be individually packaged with a sterile outer layer in order to facilitate use at the surgical field. The change in formulation, packaging and delivery eliminates preparation time for the dentist and makes Emdogain truly ready to use.

The product will be launched in Europe in the beginning of April. Biora estimates that application for approval in the US market will be reviewed during spring 2000.

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Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

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PRESIDENT AND CEO        INVESTOR RELATIONS           U.S INVESTOR RELATIONS
TOMAS HAMMARGREN         MIKAEL SJOBLOM               ELISABETH LAVERS
+46 40 32 13 36          + 46 40 32 13 65               203 977 7797




      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                              BIORA AB


Dated: March 30, 2000         By:  /s/ Anders Agering
                                   Anders Agering
                                   Chief Financial Officer